FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2019 (MM/DD/YY) AND ENDING 07/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Dallas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Maple Ave.
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Rask 214-954-9125
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Rask _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dallas Securities, Inc. _____, as of July 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Michael Rask

Signature

President

Title

Tonnette Leyuas

Notary Public

TONNETTE M LEYUAS
Notary ID #125830671
My Commission Expires
October 24, 2022
NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).*

FIRST DALLAS SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

STATEMENT OF INCOME

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

    Schedule I: Computation of Net Capital Under
                       Rule 15c3-1 of the Securities and
                       Exchange Commission

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
   MANAGEMENT'S EXEMPTION REPORT

MANAGEMENT'S EXEMPTION REPORT



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
First Dallas Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. (the Company) as of July 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
September 25, 2020

We have served as the Company's auditor since 2016.

First Dallas Securities, Inc.
Statement of Financial Condition
July 31, 2020

ASSETS

Cash and cash equivalents	$	1,013,853
Receivable from broker-dealers and clearing organizations		390,720
Other assets		21,241
TOTAL ASSETS	$	1,425,814

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	135,445
Due to Parent		98,373
TOTAL LIABILITIES		233,818

STOCKHOLDER'S EQUITY

Common stock, 1,000,000 authorized, with $.05 par value:

10,000 shares issued and outstanding	500
Additional paid-in capital	61,200
Retained earnings	1,130,296
TOTAL STOCKHOLDER'S EQUITY	1,191,996

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,425,814

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.

Statement of Income

For the Year Ended July 31, 2020

Revenues:		
Commissions	$	3,033,170
Distribution fees		227,101
Other income		200,225
Interest and dividend income		10,044
Net trading losses		(2,520)
Total revenues		3,468,020
Expenses:		
Registered representatives commissions		852,477
Commissions and clearance paid all other brokers		263,457
Regulatory fees and expenses		7,855
Other expenses		2,149,849
Losses in error account		896
Total expenses		3,274,534
Net income before taxes		193,486
Provision for income taxes		10,315
Net income	$	183,171

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at July 31, 2019	$ 500	$ 61,200	$ 1,272,125	$ 1,333,825
Dividends			(325,000)	(325,000)
Net Income			183,171	183,171
Balances at July 31, 2020	$ 500	$ 61,200	$ 1,130,296	$ 1,191,996

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Cash Flows
For the Year Ended July 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	183,171
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Changes in assets and liabilities:		
Decrease in receivable from broker-dealers and clearing organizations		30,123
Increase in other assets		(11,347)
Decrease in accrued expenses and liabilities		(877)
Decrease in due to Parent		(50,992)
Net cash flows provided by operating activities		150,078
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flows provided by (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(325,000)
Net cash flows used in financing activities		(325,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(174,922)
CASH AND CASH EQUIVALENTS, at the beginning of the year		1,188,775
CASH AND CASH EQUIVALENTS, at the end of the year	$	1,013,853

The accompanying notes are an integral part of these financial statements.

Note 1 -Summary of Significant Accounting Policies

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of Hodges Capital Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at fair value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. The Company had $420,842 in Receivables from broker-dealers and clearing organizations as of July 31, 2019, all of which was subsequently collected.

Money market funds are considered cash equivalents for the purposes of the statement of cash flows.

The Company's federal and state tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2020, the Company had net capital of $1,140,855 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.2 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -Income Taxes

The Company is a member of a group that files a consolidated federal tax return.   The group filed for an S-Corporation election that became effective on August 1, 2017. Therefore, there are no federal income taxes reflected within these financial statements as income tax is the responsibility of the members of the Parent. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent state income taxes.

Note 5 -Related Party Transactions

The Parent, pursuant to a services agreement, provides all of the general administrative expenses for the Company. The Company incurred $1,270,599 in administrative fees, $10,315 in income taxes, and $562,500 in management fees to the Parent during the year ended July 31, 2020. The Company also incurred fees of $877,001 which the Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2020 the Company owed the Parent $98,373.

The Company receives income from mutual funds ("Funds") that are managed by Hodges Capital Management, Inc. which is owned by the Parent. These Funds paid to the Company securities commissions of $240,648 for the year ended July 31, 2020.

Note 6 -Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2020. The balances at July 31, 2020 were $410,250 in cash in banks and $603,603 in money market mutual funds. The risk is managed by maintaining all deposits in high quality institutions. The Company did not experience any losses during the year ended July 31, 2020 related to these concentrations.

Note 7- Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Revenues from contracts with customers include commission income and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where, and if, multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress

Note 7- Revenue Recognition (continued)

under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts. Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on prevailing market prices and internal and regulatory guidelines. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 8 -Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an Indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will Indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of July 31, 2020

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	1,191,996
Add:		
Other deductions or allowable credits		4,800
Total capital and allowable subordinated liabllities		1,196,796
Deductions and/or charges		
Non-allowable assets: Receivables non-allowable		22,400
Other assets		21,241
Other deductions and/or charges		-
Net capital before haircuts on securities positions		1,153,155
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)		
Money market securities		12,300
Net capital	$	1,140,855

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accrued expenses and other liabilities	$	135,445
Due to Parent		98,373
Total aggregate indebtedness	$	233,818

Schedule I (continued)

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 15,588
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 890,855
Ratio: Aggregate Indebtedness to net capital	0.2 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding part II of Form X-17 A-5 as of July 31, 2020.



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
First Dallas Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) First Dallas Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the exemption provisions) under which First Dallas Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, and (2) First Dallas Securities, Inc. stated that First Dallas Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Dallas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dallas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
September 25, 2020

FIRST DALLAS SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

July 31, 2020

First Dallas Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief First Dallas Securities, Inc. states the following:

First Dallas Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

First Dallas Securities, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Michael Rask, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Michael Rask
President

September 25, 2020